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                                   Investment Banking Group
                                   One Houston Center
                                   1221 McKinney
                                   Suite 2700
                                   Houston, Texas 77010
                                   713 759 2500
                                   FAX 713 759 2580
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[MERRILL LYNCH LOGO]

                                November 7, 1995

Board of Directors
National Convenience Stores Incorporated
100 Waugh Drive
Houston, Texas 77007

Gentlemen:

     National Convenience Stores Incorporated (the "Company"), Diamond Shamrock, Inc. (the "Acquiror") and Shamrock Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an agreement (the "Agreement") pursuant to which the Acquiror and the Acquisition Sub will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $.01 per share (the "Shares"), at $27.00 per Share, net to the seller in cash, and all outstanding warrants (the "Warrants" and, together with the Shares, the "Securities") to purchase Shares issued pursuant to the warrant agreement, dated as of March 9, 1993, between the Company and Boatmen's Trust Company, as Warrant Agent (the "Warrant Agreement"), at $9.25 per Warrant, net to the seller in cash. The Agreement also provides that, following consummation of the Offer, the Company will be merged with the Acquisition Sub in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $27.00 in cash. The Warrants will be unaffected by the Merger and, upon their subsequent exercise, the holders thereof will receive $27.00 per Warrant in cash.

     You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Securities in the Offer and the Merger is fair to such security holders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the two fiscal years ended June 30, 1995 and summary financial information provided by the Company relating to the quarterly period ended September 30, 1995;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (4) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

     (5) Compared the results of operations of the Company with those of certain companies which we deemed to be reasonably similar to the Company;
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[MERRILL LYNCH LOGO]

     (6) Compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other mergers and acquisitions that we deemed to be relevant;

     (7) Reviewed the Warrant Agreement;

     (8) Reviewed a draft dated November 7, 1995 of the Agreement; and

     (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

     We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and have received fees for the rendering of such services. In addition, in the ordinary course of business, we may actively trade the securities of both the Company and the Acquiror for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and the Acquiror.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Securities pursuant to the Offer and the Merger is fair to such security holders from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                          SMITH INCORPORATED